TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES RECEIVES GIL JOINT VENTURE 2003 EXPLORATION REPORT – FAIRBANKS, ALASKA

For Immediate Release: April 21, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce that the 2003 exploration report on the Gil joint venture has been received by Kinross Gold Corporation.

The 2003 Gil Joint Venture exploration program began April 1st, 2003, and concluded December 31, 2003. The exploration program consisted of: 127 reverse circulation (RC) drill holes totaling 28,000 feet, 31 core holes totaling 8,917 feet, 4 trenches totaling 1,150 feet, and 358 rock samples collected for assaying. Additional work included geologic mapping, reclamation, surveying, and environmental monitoring.

The largest share of the exploration program was directed at increasing the level of confidence in the grade and continuity of mineralization at both the Main and North Gil deposits. This goal was accomplished by increasing the nominal drill density and targeting specific areas having complex geology with additional drilling and trenching. Drilling was successful in expanding mineralized boundaries in portions of both zones as well as identifying several high-grade quartz vein targets.

Exploration work also took place along Sourdough Ridge, the Intersection Area, which is where the Main Gil and North Gil trends intersect, and in the western portion of the Gil Joint Venture claim block near the Fort Knox Mine.

Sourdough Ridge fieldwork has outlined two significant calc-silicate units that out crop on the surface for approximately 300 feet in a northeast-southwest trend and remains open to the northeast. In the Intersection Area drilling confirmed strong gold values located in trenching and outlined an east-west trend to the mineralization. One drill hole was collared in the western portion of the Gil Joint Venture block, but did not intersect significant mineralization. This area remains to be thoroughly investigated.

Please see our News Release dated January 20, 2004 on our web site (www.terylresources.com), for assay results on the Gil joint venture.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.